Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

February 15, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	CannAssist International Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 16, 2019
File No. 333-227914

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 2 to Registration Statement on Form S-1 for CannAssist International Corp. (“CannAssist” or the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 6, 2019 (the “Comment Letter”) in response to the filing of the Amendment No. 1 to the Registration Statement on Form S-1 in January 2019. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Amendment No. 1 to Registration Statement on Form S-1

Effect of Existing or Probable Governmental Regulation, page 15

1.	We note your responses to comments 4, 5 and 8, as well as the enactment of the Agriculture Improvement Act of 2018 on December 20, 2018. Please tell us why you believe the enactment of the Agriculture Improvement Act of 2018 made your products no longer subject to the Controlled Substances Act of 1970, and revise your disclosure accordingly. In addition, please expand your discussion of the Agriculture Improvement Act of 2018 to address the other provisions it contains that appear to be relevant to your business, such as the lack of legal protection under the act for hemp-based products that contain more than 0.3 percent THC and the risks to which this subjects your business, as well as the shared state-federal jurisdiction over hemp cultivation and production. Finally, please modify your risk factor disclosure as necessary to address the impact of the Agriculture Improvement Act of 2018 on your business.

Response: The Company believes that the enactment of the Agriculture Improvement Act of 2018 made its CBD products no longer subject to the Controlled Substances Act of 1970 (“CSA”) because the Company’s CBD products are made with “hemp,” which was expressly excluded from the definition of “marijuana” as a controlled substance governed by the CSA. Section 102(16) of the CSA (as amended by the Agriculture Improvement Act of 2018) provides:

“The term ‘marihuana’ does not include—

“(i) hemp, as defined in section 297A of the Agricultural Marketing Act of 1946.”

Accordingly, Section 279A of the Agricultural Marketing Act of 1946 (as amended by the Agriculture Improvement Act of 2018) provides:

“The term ‘hemp’ means the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.”

The Company believes that its CBD products contain “hemp” within the meaning of the Agricultural Marketing Act of 1946 (as amended by the Agriculture Improvement Act of 2018) and do not contain any “marijuana” as prohibited under the Controlled Substances Act (as amended by the Agriculture Improvement Act of 2018) because its CBD products contain parts of the cannabis plant with “with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.”

Further, in consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to (1) reflect why it believes the enactment of the Agriculture Improvement Act of 2018 made its products no longer subject to the Controlled Substances Act of 1970, (2) expand its discussion of the Agriculture Improvement Act of 2018 to address the other provisions it contains that appear to be relevant to its business, such as the lack of legal protection under the act for hemp-based products that contain more than 0.3 percent THC and the risks to which this subjects its business, as well as the shared state-federal jurisdiction over hemp cultivation and production and (3) modify its risk factor disclosure to address the impact of the Agriculture Improvement Act of 2018 on its business.

* * * *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

2

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman@lagmanlegal.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

3